Exhibit 99.120

Enthusiast Gaming Announces $127.6 Million of Pro Forma Revenue in 2020

Q4 revenue of $42.5 million up 34% vs Q3
Q4 direct sales grew 230% to $3.3 million vs Q3
Q4 revenue per viewer grew 100% to $0.52 vs Q3

TORONTO, March 22, 2021 (GLOBE NEWSWIRE) -- Enthusiast Gaming Holdings Inc. (TSX: EGLX)(OTCQB: ENGMF) (FSE: 2AV), (“Enthusiast Gaming” or the “Company”) the largest gaming media platform in North America, reaching over 300 million monthly video game and esports fans worldwide, today announced financial results for the fourth quarter and year ended December 31, 2020.

“Today we announced record Q4 and 2020 revenue. These robust results show the tremendous progress made in 2020 and provide insight into the overall growth potential of the Company in 2021,” commented Adrian Montgomery, CEO of Enthusiast Gaming. “We exceeded our internal expectations, while delivering on our strategy of increasing direct sales revenue, which grew 230% in Q4 compared to Q3. We will continue to aggressively invest in our direct sales efforts to drive higher revenue per viewer and margin growth.”

Fourth Quarter 2020 Highlights:

•	Revenue was $42.5 million, a 34% increase compared to pro forma revenue of $31.7 million in Q3 2020;
•	Gross profit was $8.1 million, an increase of 52% compared to pro forma gross profit of $5.3 million in Q3 2020;
•

Net and comprehensive loss was $6.9 million, resulting in a net and comprehensive loss per share, basic and diluted, of $0.06, compared to a pro forma net and comprehensive loss of $8.0 million and $0.10, respectively in Q3 2020;

•	Direct advertising sales were $3.3 million, an increase of 230% compared to $1.0 million in Q3 2020;
•	Paid subscribers grew 60% in the past 12 months to end the year at 122,000;
•	Total views across written and video content were 9.9 billion for Q4; and,
•	RPV (revenue per viewer) was $0.52, an increase of 100% from $0.26 in Q3 2020 driven by the inclusion of Omnia Media results for a full quarter, as well as strong results from Media and Content.

“Looking back at the full year, I am so proud of our team and the considerable achievements we made despite the COVID-19 backdrop that presented a number of financial and operational challenges. We took significant steps forward towards building out our proprietary fan flywheel, by (1) completing and integrating the transformative acquisition of Omnia Media; (2) building out a direct sales team and closing nearly $5 million in integrated deals with clients like the Biden Harris presidential campaign, Gillette, Activision, Disney, Amazon, among many others; (3) growing our subscriber base by more than 60%; and (4) syndicating content to platforms Samsung TV Plus and Snapchat. Our Luminosity Gaming esports roster added some superstar talent, including xQc, Muselk, Chica, and Nick Eh 30 among many others. Finally, we successfully pivoted over half a dozen live events to virtual,” added Montgomery. “For 2021, we will continue to invest to accelerate growth and expect revenue growth of at least 20%, as we move more aggressively into Phase 2 of our strategic plan to grow and monetize our premium media, talent, esports and entertainment assets. Finally, the Company continues to advance its NASDAQ listing application, which we understand is in its final stages, and accordingly plans on filing a Form 40-F Registration Statement with the United States Securities and Exchange Commission in the coming weeks.”

Significant events subsequent to December 31, 2020:

•

The Company joined the ‘Comscore 100’ ranking of Top 100 Internet Properties in the United States - one of only two gaming properties to make the list alongside Amazon’s TWITCH.TV, ranked #1 Gaming Information property for unique visitor traffic from mobile devices;

•

Strengthened balance sheet by approximately $50 million with the combination of a bought deal financing for gross proceeds of $42.5 million and the reduction of the Company’s indebtedness through the conversion of its outstanding debentures of approximately $9 million;

•	Announced key partnership deals with Samsung and TikTok;
•	Signed exclusive monetization agreements with nine new video game fan communities;
•	Announced the launch of Upcomer, a new premium online publication dedicated to the growing needs of today’s esports fan; and
•

Entered into a binding term sheet to acquire Vedatis SAS, owners of Icy Veins, the Company’s largest affiliate fan community, for €7 million in cash and stock, plus an earnout subject to certain milestones being achieved.

The Company completed the acquisition of Omnia Media Inc. (“Omnia”) on August 30, 2020 (see press release dated August 31, 2020). The audited consolidated financial statements of the Company for the years ended December 31, 2020 and 2019, (the “Financial Statements”) include the financial results of Omnia from August 31 through December 31, 2020. References to “pro forma” figures herein will assume the acquisition of Omnia took place on the first day of the respective period. The Company is providing pro forma quarterly information for 2020 as a number of mergers and acquisitions closed in the second half of 2019 reduce the comparability of year-over-year figures. The Financial Statements contain comparative figures for the year ended December 31, 2019. Results are presented in Canadian dollars.

Select Pro Forma Financial Metrics: Quarterly 2020
Pro Forma for Omnia Acquisition
(in $M except for EPS)	Q120	Q220	Q320	Q420	YE20
Total Revenue	$26.2	$27.2	$31.7	$42.5	$127.6
Media and Content	$22.5	$24.4	$29.0	$39.6	$115.5
Subscription	$1.2	$1.7	$1.6	$1.7	$6.2
Esports and Entertainment	$2.5	$1.1	$1.1	$1.2	$5.9
Gross Profit	$4.7	$4.5	$5.3	$8.1	$22.6
Gross Margin %	18.0%	16.7%	16.8%	19.1%	17.7%
Operating Income (loss)	($4.6)	($4.3)	($4.0)	($4.4)	($17.3)
Operating Margin	-17.6%	-15.8%	-12.6%	-10.4%	-13.6%
Net & Comprehensive Income (loss)	($5.9)	($6.6)	($7.9)	($6.9)	($27.3)
Earnings (loss) Per Share (basic & diluted)	($0.08)	($0.09)	($0.10)	($0.06)	($0.33)

Select Pro Forma Operating Metrics: Quarterly 2020
Pro Forma for Omnia Acquisition
	Q120	Q220	Q320	Q420	YE20
Total Views (millions)	9,201	12,485	10,554	9,852	42,092
Web pageviews	2,296	3,119	2,427	2,522	10,364
Video views	6,905	9,366	8,127	7,330	31,728
Paid Subscribers (thousands - as at end of period)	92	111	112	122	122

Certain information provided in this news release is extracted from Financial Statements and Management’s Discussion & Analysis (“MD&A”) of the Company for the year ended December 31, 2020 and should be read in conjunction with them. It is only in the context of the fulsome information and disclosures contained in the Financial Statements and MD&A that an investor can properly analyze this information. The Financial Statements and MD&A can be found under the Company’s profile on www.sedar.com.

Earnings Announcement and Supplemental Information

Management will host a conference call and webcast on March 22, 2021, at 5 p.m. Eastern Time to review and discuss results for the fourth quarter and year end December 31, 2020.

Please call the following numbers (at least 10 minutes before the scheduled time) to participate:

North America (toll-free): +1 877-407-9039

International: +1 201-689-8470

Conference ID: 13717348

A live webcast can be heard at https://www.enthusiastgaming.com/shareholder-information/.

If you are unable to join live, a replay of the call will be accessible until April 5, 2021, as follows: North America: +1 844-512- 2921; International: +1 412-317-6671. The conference ID is 13717348. A recorded version of the webcast will also be available via the Enthusiast Gaming investor relations website.

About Enthusiast Gaming

Enthusiast Gaming is building the world’s largest media platform of communities for gamers and esports fans that reaches over 300 million gaming enthusiasts on a monthly basis. Already the largest gaming platform in North America and the United Kingdom, the Company’s business is comprised of four main pillars: Esports, Content, Talent and Entertainment. Enthusiast Gaming’s esports division, Luminosity Gaming, is a leading global esports franchise that consists of 7 professional esports teams under ownership and management, including the Vancouver Titans Overwatch team and the Seattle Surge Call of Duty team. Enthusiast’s Gaming content division includes 2 of the top 20 gaming media and entertainment video brands with BCC Gaming and Arcade Cloud, reaching more than 50MM unique viewers a month across 9 YouTube pages, 8 Snapchat shows and related Facebook, Instagram and TikTok accounts. Its 100 gaming-related websites including The Sims Resource, Destructoid, and The Escapist collectively generate approximately 1 billion page views monthly. Enthusiast Gaming’s talent division works with nearly 1,000 YouTube creators generating nearly 3 billion views a month working with leading gamer talent such as Pokimane, Flamingo, Anomaly, and The Sidemen. Enthusiast Gaming’s entertainment business includes Canada’s largest gaming expo, EGLX (eglx.com), and the largest mobile gaming event in Europe, Pocket Gamer Connects (pgconnects.com). For more information on the Company visit enthusiastgaming.com. For more information on Luminosity Gaming visit luminosity.gg.

Investor Relations Contact:

Eric Bernofsky, Chief Corporate Officer
416-623-9360

investor@enthusiastgaming.com

Media Relations:

Carmela Antolino, Provident Communications
647-287-2286

carmela@providentcomms.com

Forward Looking Statements

This news release contains certain statements that may constitute forward-looking information under applicable securities laws. All statements, other than those of historical fact, which address activities, events, outcomes, results, developments, performance or achievements that Enthusiast anticipates or expects may or will occur in the future (in whole or in part) should be considered forward-looking information. Such information may involve, but is not limited to, comments with respect to strategies, expectations, planned operations and future actions of the Company. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or statements formed in the future tense or indicating that certain actions, events or results “may”, “could”, “would”, “might” or “will” (or other variations of the forgoing) be taken, occur, be achieved, or come to pass. Forward-looking information is based on currently available competitive, financial and economic data and operating plans, strategies or beliefs as of the date of this news release, but involve known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, performance or achievements of Enthusiast to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors may be based on information currently available to Enthusiast, including information obtained from third-party industry analysts and other third-party sources, and are based on management’s current expectations or beliefs regarding future growth, results of operations, future capital (including the amount, nature and sources of funding thereof) and expenditures. Any and all forward-looking information contained in this press release is expressly qualified by this cautionary statement. Trading in the securities of the Company should be considered highly speculative.

There are measures included in this news release that do not have a standardized meaning under generally accepted accounting principles (GAAP) and therefore may not be comparable to similarly-titled measures and metrics presented by other issuers and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. In particular, “revenue per view” or “RPV” are non-GAAP measures. Enthusiast Gaming includes these measures because it believes certain investors use these measures and metrics as a means of assessing financial performance and that such measures highlight trends in the Company’s financial performance that may not otherwise be apparent when one relies solely on GAAP measures.

The non-GAAP measures presented in the news release are as follows:

i. “Revenue per viewer or (“RPV”)” which is measured as the Company’s content and media revenue plus subscription revenue plus certain categories of esports and entertainment revenue including sponsorship and streaming revenue, the sum of which is then divided by the average monthly viewers over the indicated period. In the case of an interim three-month period, the quotient is multiplied by four to produce an annualized figure.

Non-GAAP measures should not be considered in isolation or as a substitute for revenue, net income, cash flows generated by operating, investing or financing activities, or other financial statement data presented in accordance with GAAP, and may not be comparable to similarly titled measures used by other companies. Further discussion on non-GAAP measures is provided for in the MD&A.

Neither the TSX Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Exchange) accepts responsibility for the adequacy or accuracy of this release.

Enthusiast Gaming Holdings Inc.
Consolidated Statements of Financial Position
As at December 31, 2020 and 2019

	December 31, 2020	December 31, 2019

ASSETS
Current
Cash	$4,323,823	$13,211,722
Investments	124,998	804,865
Trade and other receivables	22,424,596	6,701,087
Loans receivable	194,389	205,936

Income tax receivable	290,077	-
Prepaid expenses	576,802	612,386
Total current assets	27,934,685	21,535,996
Non-current
Property and equipment	354,850	298,312
Right-of-use asset - lease contract	2,848,400	733,413
Long-term investment	2,606,100	2,480,405
Investment in associates	1,026,910	914,295
Long-term portion of prepaid expenses	263,196	104,630
Intangible assets	81,106,007	60,017,320
Goodwill	106,181,086	83,259,416
Total Assets	$222,321,234	$169,343,787

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	$23,602,547	$7,423,396
Contract liabilities	1,625,594	1,647,594

Income tax payable	-	2,415

Current portion of long-term debt	1,250,000	-
Current portion of deferred payment liability	636,600	1,208,413

Current portion of convertible debentures	7,546,453	-
Current portion of lease contract liability	578,330	193,366
Total current liabilities	35,239,524	10,475,184
Non-current
Long-term debt	21,651,956	19,691,220
Long-term lease contract liability	2,308,336	548,846

Long-term portion of convertible debentures	-	7,015,820

Vendor-take-back loan	5,559,250	-
Long-term portion of deferred payment liability	529,124	473,413
Deferred tax liability	15,161,987	12,482,605
Total liabilities	$80,450,177	$50,687,088

Shareholders’ Equity
Share capital	232,616,997	176,511,857

Shares to be returned to treasury	-	(3,858,756)

Warrants reserve	-	15,404,728
Contributed surplus	7,494,164	9,439,324
Accumulated other comprehensive income	45,428	90,078
Deficit	(98,285,532)	(78,930,532)
Total shareholders’ equity	141,871,057	118,656,699
Total liabilities and shareholders’ equity	$222,321,234	$169,343,787

Enthusiast Gaming Holdings Inc.

Consolidated Statements of Loss and Comprehensive Loss

For the years ended December 31, 2020 and 2019

		December 31,	December 31,
		2020	2019

Revenue
	Revenue	$72,758,717	$11,760,927
	Gain on player buyout	204,764	448,399
Total revenue		72,963,481	12,209,326
Cost of sales		54,294,967	7,245,000
Gross margin		18,668,514	4,964,326
Operating expenses
	Professional fees	2,273,088	1,174,890
	Consulting fees	5,805,134	6,793,925
	Advertising and promotion	1,409,084	2,104,622
	Office and general	2,878,813	1,371,821
	Salaries and wages	9,131,447	1,794,054
	Technology support, web development and content	4,734,548	1,144,534
	Esports player, team and game expenses	3,446,652	1,728,525
	Foreign exchange (gain) loss	(13,832	239,828
	Share-based compensation	818,383	6,113,644
	Amortization and depreciation	5,036,787	2,933,874
Total operating expenses		35,520,104	25,399,717

Other expenses (income)
	Listing expense	-	6,829,371
	Transaction cost	1,882,081	3,154,313
	Share of loss from investment in associates	2,057,135	746,424
	Interest and accretion	5,236,482	2,825,793
	Goodwill impairment on acquisition of businesses	-	46,170,418
	Change in fair value of investment	(183,951)	57,708
	Loss on modification of long-term debt	1,140,320	-
	Loss on conversion of convertible debentures	49,002	-
	Interest income	(102,158)	(677,276)
Net loss before income taxes		(26,930,501)	(79,542,142)

Income taxes	Current tax expense	5,617	-
	Deferred tax (recovery)	(83,786)	(995,715)
Net loss for the year		(26,852,332)	(78,546,427)

Other comprehensive income
Items that may be reclassified to profit or loss Foreign currency translation adjustment		(44,650)	90,078
Net loss and comprehensive loss for the year		$(26,896,982)	$(78,456,349)
Net loss and comprehensive loss per share, basic and diluted		$(0.32)	$(2.07)
Weighted average number of common shares outstanding, basic and diluted		83,401,398	37,872,549

Enthusiast Gaming Holdings Inc.

Consolidated Statements of Cash Flows

For the years ended December 31, 2020 and 2019

	December 31, 2020	December 31, 2019

Cash flows from operating activities
Net loss for the year	$(26,852,332)	$(78,546,427)
Items not affecting cash:
Amortization and depreciation	5,036,787	2,933,874
Share-based compensation	818,383	6,113,644
Interest and accretion	1,868,063	1,444,017
Goodwill impairment on acquisition of businesses	-	46,170,418
Deferred income tax recovery	(83,786)	(995,715)
Gain on player buyout	(204,764)	(448,399)
Foreign exchange loss	16,409	100,540
Listing expense	-	6,829,371
Capitalized interest and success fee	1,494,910	1,102,691
Shares issued for services	441,613	1,770,090
Loss on modification of long-term debt	1,140,320	-
Loss on conversion of convertible debentures	49,002	-
Provisions	47,716	-
Change in fair value of investment	(183,951)	57,708
Share of loss from investment in associates	2,057,135	746,424
Lease payments	(404,958)	(87,159)
Changes in working capital
Changes in trade and other receivables	(7,114,118)	(3,593,513)
Changes in prepaid expenses	(1,777)	75,827
Changes in accounts payable and accrued liabilities	6,896,882	(689,483)
Changes in contract liabilities	(22,000)	1,031,352
Changes in income tax receivable	(292,492)	(85,983)
Net cash used in operating activities	(15,292,958)	(16,070,723)

Cash flows from investing activities
Cash paid for acquisitions	(10,500,000)	(6,116,972)
Business acquisitions, net of cash acquired	281,125	(9,051,864)
Proceeds from disposal of investment	680,000	-
Deferred payment liability	(659,832)	(11,965,500)
Proceeds from disposal of intangible assets	204,764	1,113,799
Investment in associate	(2,169,750)	-
Acquisition of property and equipment	(7,259)	(139,294)
Acquisition of intangibles	-	(64,940)
Net cash used in investing activities	(12,170,952)	(26,224,771)

Cash flows from financing activities
Proceeds from the issuance of shares for the Offering, net of	15,609,256	-
transaction costs
Proceeds from the issuance of shares for subscription receipts,	-	23,201,002
net of transaction costs
Proceeds from convertible debenture, net of transaction costs	-	9,345,004
Proceeds from long-term debt, net of transaction costs	26,000	18,354,050
Proceeds from exercise of warrants	2,728,015	382,418
Proceeds from exercise of options	228,536	21,837
Net cash provided by financing activities	18,591,807	51,304,311

Foreign exchange effect on cash	(15,796)	47,851
Net change in cash	(8,887,899)	9,056,668
Cash, beginning of year	13,211,722	4,155,054
Cash, end of year	$4,323,823	$13,211,722